

RECEIVED

2005 FEB 16 P 3:10

OFFICE OF INTERNATIONAL CORPORATE FINANCE

February 14, 2005



05005931

SUPPL

Office of International Corporate Financ
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sirs or Madames:

Re: United Grain Growers Limited – File No. 82-34725
Information Furnished Pursuant to Rule 12g3-2(b)
Under the Securities and Exchange Act of 1934

Please find enclosed the following information furnished pursuant to Rule 12g3-2(b) and the file number noted above.

1. Press Releases of UGG dated:
   January 28, 2005 (Agricore United meeting to focus on emerging opportunities)
   February 10, 2005 (Agricore United elects directors)
   February 11, 2005 (Agricore United elects new chair and executive committee)
   February 11, 2005 (Agricore United delegates set policy course)

Yours very truly,

PROCESSED
FEB 22 2005
THOMSON FINANCIAL

David J. Carefoot, CA, CBV
Vice President,
Corporate Finance & Investor Relations

DJC/slh

cc: Tom Kirk, Corporate Secretary
Peter G. M. Cox, CFO

David Carefoot - Vice President, Corporate Finance and Investor Relations
201 Portage Avenue, P.O. Box 6600, Winnipeg, Manitoba Canada R3C 3A7
Bus: (204) 944-5651 • Fax: (204) 944-5415 • Email: dcarefoot@agricoreunited.com • www.agricoreunited.com



Agricore United Meeting to Focus on Emerging Opportunities

January 28, 2005 (Winnipeg) – New crop technologies, emerging market opportunities and international trade will highlight the agenda when 147 farmer-delegates of Agricore United gather in Regina February 9-10, 2005.

The Agricore United Annual Members' Meeting is one of the leading agri-business forums of the year and is held in conjunction with the company's Annual Shareholders' Meeting. Delegates representing over 40,000 farmer-members will discuss company operations, elect member-directors, debate farm policy and hear from several industry speakers.

"Each year we look forward to the opportunity to exchange views with farmers from every corner of western Canada," said Agricore United Chair Wayne Drul. "Our unique membership system gives farmers a voice in the company and its policies."

Among the featured speakers will be Dr. David Hughes, a British expert on global food industry issues; Todd Hunter, a member of Canada's negotiating team at the World Trade Organization (WTO), and Ted Haney, President of the Canada Beef Export Federation. There will also be speakers from the Canadian Grain Commission (CGC) and the Biodiesel Association of Canada.

Agricore United Chair Wayne Drul and CEO Brian Hayward will speak at the Annual Shareholders' Meeting.

Delegates will consider resolutions on a wide range of topics including the current round of world trade negotiations, future ownership of the federal hopper car fleet, marketing and governance issues surrounding the Canadian Wheat Board and proposed changes to Canada's grain grading system.

Under Agricore United's governing legislation, 12 of the company's 15 directors are elected from the membership, while three are elected by shareholders. Member-directors are elected to serve a three-year term on a staggered basis. As a result, delegates will elect four member-directors at the meeting.

All sessions of the members' meeting and shareholders' meeting are being held at the Delta Regina Hotel and are open to the media. Information concerning the Annual Shareholders' Meeting is provided in the company's Notice of 2004 Annual and Special Meeting and Management Proxy Circular. Biographies of member-director candidates and a list of resolutions can be found on the company Web site at www.agricoreunited.com under "Alerts" by clicking on 2004 Annual Members' Meeting. There will be a live webcast of the shareholders' meeting portion. Media and other interested parties are invited to log onto the Agricore United Web site on Wednesday, February 9, 2005 at 9 a.m. CST (8 a.m. MST, 10 a.m. EST).

Agricore United is one of Canada's leading agri-businesses. The prairie-based company is diversified into sales of crop inputs and services, grain merchandising, livestock production services and financial markets. Agricore United's shares are publicly traded on the Toronto Stock Exchange under the symbol "AU.LV"

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For further information please contact:
Tom Steve
Member Services Coordinator
306-343-5060
tsteve@agricoreunited.com

ANNUAL MEMBERS' MEETING
Delta Regina, Regina, SK
February 9-10, 2005
AGENDA AT-A-GLANCE

WEDNESDAY, February 9, 2005

9:00 a.m.	Chair's Welcome – Wayne Drul Annual Shareholders' Meeting Presentation by CEO Brian Hayward
10:30 a.m.	Annual Members' Meeting Resolutions
11:45 a.m.	Luncheon -Ted Haney, Canada Beef Export Federation
1:00 p.m.	Todd Hunter – A/Deputy Director, Multilateral Trade Policy Division, Agriculture and Agri-Food Canada
2:00 p.m.	Member-director nominations and speeches
3:00 p.m.	Resolutions
6:30 p.m.	Banquet – Brent Butt, Creator and Star of **Corner Gas** television series

THURSDAY, February 10, 2005

8:30 a.m.	New Crop Opportunities Panel -Dr. Paul Dribnenki, Linum/Flax Research Program, AU -John Dean, Manager, Market & Technical Development, AU -Dr. David Hughes, Centre for Food Chain Research, London, U.K.
10:30 a.m.	Member-director elections Resolutions
12:00 p.m.	Luncheon -Brad Hanmer, Chairman, Biodiesel Association of Canada
1:00 p.m	Terry Harasym, Assistant Chief Commissioner, Canadian Grain Commission
2:00 p.m.	Resolutions Termination

Contact:
Tom Steve
Tel: 306-343-5060
Tel: 306-761-2176 (Feb. 8-10 only)


Agricore
United

Agricore United Elects Directors

February 10, 2005 (Regina) – At Agricore United's Annual Members' Meeting held over the past two days in Regina, farmer delegates elected four farmers to serve on the Company's Board of Directors for three year terms.

Directors elected to the Board are:

Wayne Drul of Oakburn, Manitoba (re-elected)
Donald Lunty of Forestburg, Alberta (re-elected)
Jeffrey Nielsen of Olds, Alberta (elected)
Robert Pettinger of Elgin, Manitoba (re-elected).

Ted Allen, whose term had expired, did not seek re-election.

At the Annual Shareholders' Meeting held yesterday, G. Allen Andreas, Chairman and Chief Executive Officer of Archer Daniels Midland Company (ADM) was re-elected by shareholders to serve on the Board as a non-member director for a three year term.

Agricore United is one of Canada's leading agri-businesses. The prairie-based company is diversified into sales of crop inputs and services, grain merchandising, livestock production services and financial markets. Agricore United's shares are publicly traded on the Toronto Stock Exchange under the symbol "AU.LV".

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For further information, contact:

Tom Steve
Member Service Coordinator

(306) 761-2176 (Feb. 10 only)
(306) 343-5060
tsteve@agricoreunited.com

Cam Dahl
Government Relations/Policy Development Officer
(306) 761-2176 (Feb. 10 only)
(204) 954-1122
cdahl@agricoreunited.com


Agricore
United

Agricore United Elects New Chair and Executive Committee

February 11, 2005 (Winnipeg) - The Board of Directors of Agricore United elected its Executive Committee at a Board meeting following its Annual Members' Meeting held yesterday in Regina.

Wayne Drul of Oakburn, Manitoba was re-elected Chair. Jon Grant was re-elected to serve as First Vice Chair.

Mr. Drul was first elected to the Board of United Grain Growers in 1994 and served as Manitoba Vice President in 1998 and 1999, and First Vice President in 2000. In 2001, following the merger, he continued as Manitoba Vice President of Agricore United. He has served on the boards of the Flax Council of Canada and the Soil Conservation Association of Canada representing Agricore United.

Mr. Grant is Chairman of CCL Industries Inc. and of Atlas Cold Storage. He is the retired Chairman and CEO of Quaker Oats Company Limited, and former Chairman of the Board of Laurentian Bank of Canada. Mr. Grant is also Chair of the Nature Conservancy of Canada and former Chair of the Ontario Round Table on the Environment and Economy.

Three other directors re-elected to the executive committee are Maurice Lemay of Tangent, AB as Alberta Vice Chair, Terry Youzwa of Nipawin, SK as Saskatchewan Vice Chair and Robert Pettinger of Elgin, MB as Manitoba Vice Chair.

Agricore United is one of Canada's leading agri-businesses. The prairie-based company is diversified into sales of crop inputs and services, grain merchandising, livestock production services and financial markets. Agricore United's shares are publicly traded on the Toronto Stock Exchange under the symbol "AU.LV".

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For further information please contact:

Cam Dahl
Government Relations/Policy
Development Officer
204-954-1122
cdahl@agricoreunited.com


Agricore
United

Agricore United Delegates Set Policy Course

February 11, 2005 (Winnipeg) – Farmer-delegates attending Agricore United's Annual Members' Meeting in Regina this week passed a series of resolutions to set the strategic policy direction for the company.

One hundred and thirty-eight delegates from across western Canada gathered to elect member-directors and consider policy resolutions. Of the 34 resolutions presented, 26 were passed, giving guidance on key policy issues facing the grains, oilseeds and special crops industry.

Agricore United delegates called on the company to "take a leading role in efforts to reduce market distorting tariffs and subsidies" through the upcoming round of World Trade Organization (WTO) negotiations.

Delegates also voted to re-affirm Agricore United's "support of freedom of market choice for all grains, oilseeds and specialty crops, including wheat and barley."

Transportation and the future of the federal hopper car fleet were other policy areas discussed. Delegates called on the company to "support only initiatives which embody commercial principles on continuous improvement, mitigate increased costs for farmers and promote fleet renewal." They also voted in favour of a farmer-industry proposal for ownership of the federal hopper cars.

"Agricore United values the guidance we receive from our farmer-members," said Wayne Drul who was re-elected Chair of Agricore United at a board of directors meeting immediately following the Annual Members' Meeting. "The strategy set by our delegates is forward-looking and will allow farmers to take advantage of the world of opportunity presented to our growing industry."

Agricore United is one of Canada's leading agri-businesses. The prairie-based company is diversified into sales of crop inputs and services, grain merchandising, livestock production services and financial markets. Agricore United's shares are publicly traded on the Toronto Stock Exchange under the symbol "AU.LV".

-30-

For further information please contact:

Cam Dahl
Government Relations/Policy
Development Officer
204-954-1122
cdahl@agricoreunited.com